                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549

                              --------------------

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1995      Commission File Number 33-46530


                              --------------------


                       THE FINOVA GROUP INC. SAVINGS PLAN
                 (Full title of the plan and the address of the
            plan, if different from that of the issuer named below.)



                              THE FINOVA GROUP INC.
                     (Name of the issuer of securities held
                             pursuant to the plan.)



                      1850 N. Central Avenue, P.O. Box 2209
                          Phoenix, Arizona 85002 - 2209
                  (Address of its principal executive office.)

                       THE FINOVA GROUP INC. SAVINGS PLAN
                                TABLE OF CONTENTS



FINANCIAL STATEMENTS AND EXHIBITS

  Financial Statements
                                                               Page(s)
                                                               -------
     Independent Auditors' Report                                 1

     Statements of Net Assets Available for
      Benefits - December 31, 1995 and 1994                       2

     Statements of Changes in Net Assets Available for
       Benefits - for the Years Ended December 31, 1995
       and 1994                                                   3

     Notes to Financial Statements                              4 - 13

     Supplemental Schedules                                    14 - 16

  Signatures                                                     17

  Exhibits                                                     18 - 19

INDEPENDENT AUDITORS' REPORT

To The Administration Committee and
Plan Participants of
The FINOVA Group Inc. Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The FINOVA Group Inc. Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 14 through 16 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/ DELOITTE & TOUCHE LLP
- ----------------------------
Phoenix, Arizona
June 25, 1996

                      THE FINOVA GROUP INC. SAVINGS PLAN
     ---------------------------------------------------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            DECEMBER 31,
                                                   -----------------------------
ASSETS                                                1995               1994
                                                   -----------       -----------
 INVESTMENTS, at fair value:
  Shares of registered investment companies:
   Vanguard Windsor Fund                           $ 4,183,368       $ 2,495,186
   T. Rowe Price Stable Value Fund                   3,827,925         3,249,323
   T. Rowe Price Growth & Income Fund                2,900,165         1,619,988
   T. Rowe Price New America Growth Fund             2,829,623         1,342,975
   T. Rowe Price International Stock Fund            1,738,284         1,093,517
   T. Rowe Price Spectrum Income Fund                1,213,836           864,580
   T. Rowe Price Equity Index Fund                   1,520,603           691,936
   T. Rowe Price Prime Reserve Fund                    897,025           625,877
   Vanguard Bond Index Fund                            596,583           333,709

 Common Stock:
   Bell Atlantic Common Stock                        6,064,839         6,472,131
   The FINOVA Group Inc. Common Stock                3,204,812         1,344,261
   The Dial Corp Common Stock                        1,734,072         1,470,362
   U. S. Bancorp Common Stock                           81,239            81,647

 Participant notes receivable                        1,232,142           873,016
                                                   -----------       -----------
     Total investments                              32,024,516        22,558,508
                                                   -----------       -----------

CONTRIBUTIONS RECEIVABLE                               139,876            50,448

DIVIDENDS RECEIVABLE                                    24,958            19,504

CASH                                                     6,225            45,796
                                                   -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $32,195,575       $22,674,256
                                                   ===========       ===========





                        See Notes to Financial Statements

                       THE FINOVA GROUP INC. SAVINGS PLAN
     ---------------------------------------------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994


ADDITIONS:                                            1995             1994
                                                 -----------       -----------
 Contributions:
  Employee wage reductions                       $ 3,173,056       $ 1,759,451
  Employer                                           993,722
  After-tax employee deductions                      156,714           238,337
                                                 -----------       -----------
     Total contributions                           4,323,492         1,997,788
                                                 -----------       -----------

 Transfer of assets from Bell
   Atlantic Savings Plan                                            12,509,113
 Rollover deposits                                   909,356           792,474
 Investment income:
  Dividends and interest income                    1,716,378           952,506
  Net appreciation in fair value of investments    5,311,186            63,524
                                                 -----------       -----------
     Total investment income                       7,027,564         1,016,030
                                                 -----------       -----------

     Total additions                              12,260,412        16,315,405
                                                 -----------       -----------

DEDUCTIONS - distributions to participants         2,739,093         1,360,054
                                                 -----------       -----------

NET INCREASE                                       9,521,319        14,955,351

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                              22,674,256         7,718,905
                                                 -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                   $32,195,575       $22,674,256
                                                 ===========       ===========










                        See Notes to Financial Statements

                      THE FINOVA GROUP INC. SAVINGS PLAN
     ---------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

1.       DESCRIPTION OF THE PLAN

         The following brief description of The FINOVA Group Inc. Savings Plan (formerly GFC Financial Corporation Capital Accumulation Plan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

         a. GENERAL - The Plan was established March 18, 1992 (date of inception) in connection with the spin-off of The FINOVA Group Inc. and its subsidiaries (the "Company" or "FINOVA")(formerly GFC Financial Corporation) by The Dial Corp ("TDC"). The assets of the Plan were formerly held in the Dial Companies Capital Accumulation Plan ("Dial Plan") and The Dial Corp Employee Stock Ownership Plan ("Dial ESOP") for the benefit of employees of the Company participating in the Dial Plan and the Dial ESOP. These amounts were transferred to the Plan in 1992. Employees of the Company are eligible to become a participant in the Plan in the month following employment with FINOVA. Employees are able to reduce their salaries on a pre-tax basis which the Company contributes to the Plan. After-tax contributions are also permitted. The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

         b. INVESTMENT PROGRAMS - Receipts of the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. Except as noted below, the Plan offers participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

                  (1) VANGUARD WINDSOR FUND - This managed fund invests in the common stock of other companies. The fair value of the fund is dependent on the market value of the stocks. The dividends received are reinvested.

                      THE FINOVA GROUP INC. SAVINGS PLAN
     ---------------------------------------------------------------------


                  (2) T. ROWE PRICE STABLE VALUE FUND - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates contract value. Interest rates for the fund's underlying investment contracts ranged from 4.75% to 9.88% at December 31, 1995, allowing for a blended rate of return for the fund for 1995 of 6.28%.

                  (3) T. ROWE PRICE GROWTH & INCOME FUND - This managed fund invests primarily in the common stock of companies with prospects for appreciation and increasing dividends. The fair value of the fund is dependent on the market value of the stocks. The dividends received are reinvested.

                  (4) T. ROWE PRICE NEW AMERICA GROWTH FUND - This managed fund invests primarily in the common stock of United States growth companies which operate in service industries. The fair value of the fund is dependent on the market value of the stocks. The dividends received are reinvested.

                  (5) T. ROWE PRICE INTERNATIONAL STOCK FUND - This managed fund invests primarily in the common stock of established companies outside the United States. The fair value of the fund is dependent on the market value of the stocks. The dividends received are reinvested.

                  (6) T. ROWE PRICE SPECTRUM INCOME FUND - This managed fund invests primarily in a diversified group of T. Rowe Price mutual funds which, in turn, invest principally in fixed income securities. The fair value of the fund is dependent on the market value of the invested funds. The dividends received are reinvested.

                  (7) T. ROWE PRICE EQUITY INDEX FUND - This managed fund invests in the common stock of other companies. The fair value of the fund is dependent on the market value of the stocks. The dividends received are reinvested.

                  (8) T. ROWE PRICE PRIME RESERVE FUND - This managed fund invests in short-term money market instruments such as certificates of deposit, treasury bills and corporate notes which earn income based on short-term interest rates. The fair value of the fund is the cost basis of the investment. The income received is reinvested.

                      THE FINOVA GROUP INC. SAVINGS PLAN
     ---------------------------------------------------------------------

                  (9) VANGUARD BOND INDEX FUND - This managed fund invests in U.S. government and corporate bonds and mortgage-backed securities, which earn income based on interest rates. The fair value of the fund is dependent on the market value of the investments. The income received is reinvested.

                  (10) BELL ATLANTIC COMMON STOCK - Funds are invested in the common stock of Bell Atlantic. Participants are not permitted to make new investments in this stock and have three years, beginning January 1, 1995, to liquidate their holdings. Effective January 1, 1995, any dividends paid on this stock will be reinvested in accordance with participants' current investment elections. The fair value of this stock is dependent upon the fluctuations in its market value.

                  (11) THE FINOVA GROUP INC. COMMON STOCK - Funds are invested in the common stock of FINOVA, and any dividends paid on this stock are reinvested in FINOVA common stock. The fair value of this stock is dependent upon the fluctuations in its market value.

                  (12) THE DIAL CORP COMMON STOCK - Funds are invested in the common stock of TDC. Participants are not permitted to make new investments in this stock and have three years, beginning January 1, 1995, to liquidate their holdings. Effective January 1, 1995, any dividends paid on this stock will be reinvested in accordance with participants' current investment elections. The fair value of this stock is dependent upon the fluctuations in its market value.

                  (13) U.S. BANCORP COMMON STOCK - This fund is invested in the common stock of U.S. Bancorp. Participants are not permitted to make new investments in this stock and have three years, beginning January 1, 1995, to liquidate their holdings. Effective January 1, 1995, any dividends paid on this stock will be reinvested in accordance with participants' current investment elections. The fair value of this stock is dependent upon the fluctuations in its market value.

                  (14) PARTICIPANT NOTES RECEIVABLE - The Plan allows participants to borrow up to 50% of their vested account balance, subject to certain restrictions. Such loans have terms of one to five years, except residential mortgage loans, which may have terms up to 25 years. The Plan allows participants to have two loans outstanding concurrently.

         c. CONTRIBUTIONS - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan by the Company and may range from 1% to 15% of taxable compensation ("as defined"). The first 6% of wage reductions must be made on a pre-tax basis. Each employee may elect an after-tax contribution equal to the difference between their pre-tax contributions and 15%.

                    THE FINOVA GROUP INC. SAVINGS PLAN
     ---------------------------------------------------------------------

                  The Company's matching contributions begin for employees participating in the Plan on the anniversary of their first year of employment. During 1994, the matching contributions were based on employee pre-tax salary reductions to the Plan, up to a maximum of 100% of the first 3% of salary reduction. Effective January 1, 1995, the matching contributions are based on employee pre-tax salary reductions to the Plan, up to a maximum of 100% of the first 6% of salary reduction. The first 3% of the Company's matching contributions are invested in FINOVA's common stock to be held in FINOVA's Employee Stock Ownership Plan ("ESOP"). The remaining 3% can be invested in any of the Plan's qualified investments, including FINOVA common stock.

                  No employer contributions are made based on after-tax contributions. The Company's contributions are at the discretion of the Company's Board of Directors. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

         d. DISTRIBUTIONS - Distributions of Plan assets primarily occur from participant termination from the Company, financial hardship, disablement, retirement or death. Other distributions may occur in accordance with the Plan documents and current ERISA regulations.

         e. VESTING - Contributions to the Plan are 100% vested and nonforfeitable at all times.

         f. PARTICIPANT ACCOUNTS - For each participant, various accounts are maintained to record employee pre-tax wage reductions, after-tax employee deductions, Company matching contributions and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

         g. PLAN ADMINISTRATION - The Plan is administered by a committee of at least three persons appointed by the Board of Directors of the Company. Expenses of maintaining the Plan were paid by the Company in 1995 and 1994, at the Company's option.

         h. PLAN TERMINATION - While it is the Company's intention to continue the Plan, the Company has the right to terminate or amend the Plan at any time.

         i. TRICON ACQUISITION - On April 30, 1994, FINOVA acquired all of the outstanding stock of Tricon Capital Corporation ("Tricon") from Bell Atlantic Corporation. The balances in the participant accounts of retained employees who participated in the Bell Atlantic Savings Plan were transferred to the Plan in 1994.

                    THE FINOVA GROUP INC. SAVINGS PLAN
     ---------------------------------------------------------------------


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual basis of accounting.

         b. INVESTMENT VALUE AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         c.       PAYMENT OF BENEFITS - Benefits are recorded when paid.

         d. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.       CHANGES IN NET ASSETS BY FUND

         The following tables represent the changes in net assets available for benefits by investment fund for the years ended December 31, 1995 and 1994:

                       THE FINOVA GROUP INC. SAVINGS PLAN
 ------------------------------------------------------------------------------

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                              T. Rowe Price
                                               --------------------------------------------------------------------------------
                                    Vanguard                Growth &   New America International Spectrum     Equity     Prime
                                     Windsor   Stable Value   Income     Growth        Stock      Income      Index     Reserve
                                      Fund         Fund        Fund       Fund         Fund        Fund        Fund      Fund
                                   --------------------------------------------------------------------------------------------
ADDITIONS:
 Contributions:
   Employee wage reductions       $  545,629  $  444,572  $  379,238  $  354,696  $  306,560  $  146,148  $  303,641  $104,136
   Employer                          166,950     154,814     124,914     113,586      99,665      51,047      92,688    44,174
   After-tax employee deductions      16,734      19,443      10,317      18,553      30,464      12,110      16,237     3,202
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------
     Total contributions             729,313     618,829     514,469     486,835     436,689     209,305     412,566   151,512
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------
 Rollover deposits                   169,056      91,557     111,859     156,763      84,714      14,640      66,324    20,613
 Loan payments                        46,454      59,485      35,673      67,080      31,054      12,522      24,558    16,590
 Investment income:
   Dividends and interest income     472,066     222,320     159,466     135,417      52,335      75,280      56,184    40,954
   Net investment appreciation       363,102          --     434,220     566,078     117,229     107,560     280,558        --
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------
     Total investment income         835,168     222,320     593,686     701,495     169,564     182,840     336,742    40,954
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------
     Total additions               1,779,991     992,191   1,255,687   1,412,173     722,021     419,307     840,190   229,669
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------

DEDUCTIONS:
   Distribution to participants      106,575     539,722     233,089     212,140     116,227      80,535      11,096    11,951
   New loans                          84,911     128,063      51,458     125,047      58,341      37,696      63,711    11,780
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------
     Total deductions                191,486     667,785     284,547     337,187     174,568     118,231      74,807    23,731
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------

INTERFUND TRANSFERS                   99,677     254,196     309,037     411,662      97,314      48,180      63,284    65,210
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------

NET INCREASE                       1,688,182     578,602   1,280,177   1,486,648     644,767     349,256     828,667   271,148
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year    2,495,186   3,249,323   1,619,988   1,342,975   1,093,517     864,580     691,936   625,877
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year         $4,183,368  $3,827,925  $2,900,165  $2,829,623  $1,738,284  $1,213,836  $1,520,603  $897,025
                                  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ========

                       THE FINOVA GROUP INC. SAVINGS PLAN
 ------------------------------------------------------------------------------

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                          T. Rowe Price
                                   -----------------------------------------------------------------------------------
                                   Vanguard       Bell      The FINOVA  The Dial     U.S.
                                     Bond       Atlantic    Group Inc.    Corp      Bancorp
                                     Index       Common       Common     Common     Common       Plan
                                     Fund         Stock        Stock      Stock      Stock      Account        Total
                                   -----------------------------------------------------------------------------------
ADDITIONS:
 Contributions:
   Employee wage reductions       $124,332   $        0   $  374,676  $        0   $     0   $   89,428   $ 3,173,056
   Employer                         42,855           --      103,029          --        --           --       993,722
   After-tax employee deductions     6,800           --       22,854          --        --           --       156,714
                                  --------   ----------   ----------  ----------   -------   ----------   -----------
     Total contributions           173,987           --      500,559          --        --       89,428     4,323,492
                                  --------   ----------   ----------  ----------   -------   ----------   -----------

 Rollover deposits                  38,632           --      155,198          --        --           --       909,356
 Loan payments                      12,361           --       31,215          13        --     (337,005)           --
 Investment income:
   Dividends and interest income    33,924      315,649       42,026      42,008     2,989       65,760     1,716,378
   Net investment appreciation      49,566    1,840,487      985,251     536,969    30,166           --     5,311,186
                                  --------   ----------   ----------  ----------   -------   ----------   -----------
     Total investment income        83,490    2,156,136    1,027,277     578,977    33,155       65,760     7,027,564
                                  --------   ----------   ----------  ----------   -------   ----------   -----------
     Total additions               308,470    2,156,136    1,714,249     578,990    33,155     (181,817)   12,260,412
                                  --------   ----------   ----------  ----------   -------   ----------   -----------
DEDUCTIONS:
   Distribution to participants      7,054    1,035,769      181,949      77,693        --      125,293     2,739,093
   New loans                        26,308       83,201       79,197       2,987     7,857     (760,557)           --
                                  --------   ----------   ----------  ----------   -------   ----------   -----------
     Total deductions               33,362    1,118,970      261,146      80,680     7,857     (635,264)    2,739,093
                                  --------   ----------   ----------  ----------   -------   ----------   -----------

INTERFUND TRANSFERS                (12,234)  (1,444,458)     407,448    (234,600)  (25,706)     (39,010)           --
                                  --------   ----------   ----------  ----------   -------   ----------   -----------

NET INCREASE                       262,874     (407,292)   1,860,551     263,710      (408)     414,437     9,521,319
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year    333,709    6,472,131    1,344,261   1,470,362    81,647      988,764    22,674,256
                                  --------   ----------   ----------  ----------   -------   ----------   -----------
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year         $596,583   $6,064,839   $3,204,812  $1,734,072   $81,239   $1,403,201   $32,195,575
                                  ========   ==========   ==========  ==========   =======   ==========   ===========

                       THE FINOVA GROUP INC. SAVINGS PLAN
- --------------------------------------------------------------------------------

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                         T. Rowe Price
                                            -----------------------------------------------------------------------------------

                                  Vanguard                  Growth &  New America  International  Spectrum    Equity     Prime
                                   Windsor    Stable Value   Income     Growth        Stock        Income     Index     Reserve
                                     Fund        Fund         Fund       Fund          Fund         Fund      Fund       Fund
                                 ----------------------------------------------------------------------------------------------
ADDITIONS:
 Contributions:
   Employee wage reductions       $  333,957   $  293,772  $  180,307   $  177,940   $  146,801   $ 89,553   $192,238   $ 75,216
   After-tax employee
    deductions                           475       52,472      61,748       54,173       40,002     23,773        378         --
                                  ----------   ----------  ----------   ----------   ----------   --------   --------   --------
      Total contributions            334,432      346,244     242,055      232,113      186,803    113,326    192,616     75,216
                                  ----------   ----------  ----------   ----------   ----------   --------   --------   --------
 Transfer of assets from Bell
  Atlantic                                --    1,256,535   1,382,505    1,090,802      876,702    847,044         --         --
 Rollover deposits                   309,948      107,045       1,645        1,141       30,384         --    134,879     47,405
 Loan payments                        48,346       66,235      20,390       25,721       20,729      6,987     19,105     19,323
Investment income:
   Dividends and interest income     231,176      145,562      69,092       32,625       71,087     40,052     23,140     21,955
   Net investment appreciation
    (depreciation)                  (246,661)          --     (48,939)     (19,896)     (99,411)   (30,939)   (17,044)        --
                                  ----------   ----------  ----------   ----------   ----------   --------   --------   --------
    Total investment income          (15,485)     145,562      20,153       12,729      (28,324)     9,113      6,096     21,955
                                  ----------   ----------  ----------   ----------   ----------   --------   --------   --------
    Total additions                  677,241    1,921,621   1,666,748    1,362,506    1,086,294    976,470    352,696    163,899
                                  ----------   ----------  ----------   ----------   ----------   --------   --------   --------
DEDUCTIONS:
   Distribution to participants      196,718      396,917      43,969       38,812       59,970     54,003     21,942     32,755
   New loans                         109,644       71,321      18,685       13,575       17,678        947     26,839     33,123
                                  ----------   ----------  ----------   ----------   ----------   --------   --------   --------
    Total deductions                 306,362      468,238      62,654       52,387       77,648     54,950     48,781     65,878
                                  ----------   ----------  ----------   ----------   ----------   --------   --------   --------
 INTERFUND TRANSFERS                 106,640       90,021      15,894       32,856       84,871    (56,940)    55,549      9,615
                                  ----------   ----------  ----------   ----------   ----------   --------   --------   --------

 NET INCREASE                        477,519    1,543,404   1,619,988    1,342,975    1,093,517    864,580    359,464    107,636
 NET ASSETS AVAILABLE FOR
     BENEFITS, beginning of year   2,017,667    1,705,919          --           --           --         --    332,472    518,241
                                  ----------   ----------  ----------   ----------   ----------   --------   --------   --------
 NET ASSETS AVAILABLE FOR
     BENEFITS, end of year        $2,495,186   $3,249,323  $1,619,988   $1,342,975   $1,093,517   $864,580   $691,936   $625,877
                                  ==========   ==========  ==========   ==========   ==========   ========   ========   ========

                       THE FINOVA GROUP INC. SAVINGS PLAN
- --------------------------------------------------------------------------------

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                        Vanguard      Bell      The FINOVA    The Dial      U.S.
                                          Bond      Atlantic    Group Inc.      Corp      Bancorp
                                          Index      Common       Common       Common      Common     Plan
                                          Fund        Stock       Stock        Stock       Stock     Account       Total
                                        -----------------------------------------------------------------------------------
ADDITIONS:
 Contributions:
   Employee wage reductions             $ 94,370   $       --   $  158,396  $       --   $     --   $  16,901   $ 1,759,451
   After-tax employee
    deductions                               159           --        5,157          --         --          --       238,337
                                        --------   ----------   ----------  ----------   --------   ---------   -----------
      Total contributions                 94,529           --      163,553          --         --      16,901     1,997,788
                                        --------   ----------   ----------  ----------   --------   ---------   -----------

 Transfer of assets from Bell
  Atlantic                                    --    6,607,723           --          --         --     447,802    12,509,113
 Rollover deposits                       116,143           --       41,589          --      2,295          --       792,474
 Loan payments                             7,694           --       33,767          36         --    (268,333)           --
 Investment income:
   Dividends and interest income          18,053      190,452       25,411      42,892      3,974      37,035       952,506
   Net investment appreciation
    (depreciation)                       (23,169)     398,386       74,413      85,322     (8,538)         --        63,524
                                        --------   ----------   ----------  ----------   --------   ---------   -----------
    Total investment income               (5,116)     588,838       99,824     128,214     (4,564)     37,035     1,016,030
                                        --------   ----------   ----------  ----------   --------   ---------   -----------
    Total additions                      213,250    7,196,561      338,733     128,250     (2,269)    233,405    16,315,405
                                        --------   ----------   ----------  ----------   --------   ---------   -----------
DEDUCTIONS:
 Distribution to participants              7,805      291,194       64,897     141,829        235       9,008     1,360,054
 New loans                                16,317       30,834       65,078       2,272     21,581    (427,894)           --
                                        --------   ----------   ----------  ----------   --------   ---------   -----------
       Total deductions                   24,122      322,028      129,975     144,101     21,816    (418,886)    1,360,054
                                        --------   ----------   ----------  ----------   --------   ---------   -----------
INTERFUND TRANSFERS                      (60,518)    (402,402)     156,487     (70,865)    (6,583)     45,375            --
                                        --------   ----------   ----------  ----------   --------   ---------   -----------
NET INCREASE                             128,610    6,472,131      365,245     (86,716)   (30,668)    697,666    14,955,351
NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year          205,099           --      979,016   1,557,078    112,315     291,098     7,718,905
                                        ========   ==========   ==========  ==========   ========   =========   ===========
NET ASSETS AVAILABLE FOR
    BENEFITS, end of year               $333,709   $6,472,131   $1,344,261  $1,470,362   $ 81,647   $ 988,764   $22,674,256
                                        ========   ==========   ==========  ==========   ========   =========   ===========

                    THE FINOVA GROUP INC. SAVINGS PLAN
     ---------------------------------------------------------------------


4.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price also serves as the trustee as defined by the Plan.

5.       FEDERAL INCOME TAX STATUS

         The Plan has applied for a determination letter from the Internal Revenue Service that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is operating in compliance with all requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code.

                       THE FINOVA GROUP INC. SAVINGS PLAN
- --------------------------------------------------------------------------------

                             SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 1995

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

    Column B                               Column C                         Column D         Column E
- -------------------------------------------------------------------------------------------------------
                                Description of Investment Including
Identity of Issue, Borrower,   Collateral, Rate of Interest, Maturity                        Current
Lessor or Similar Party            Date, Par or Maturity Value               Cost            Value
- -------------------------------------------------------------------------------------------------------
Vanguard Windsor Fund            Common Stock Fund (287,912)             $  3,954,869     $  4,183,368
T. Rowe Price Stable
   Value Fund                    GIC Fund  (3,827,925  shares)              3,827,925        3,827,925
T. Rowe Price Growth &
   Income Fund                   Common Stock Fund (151,208 shares)         2,550,475        2,900,165
T. Rowe Price New America
   Growth Fund                   Common Stock Fund (81,055 shares)          2,345,365        2,829,623
T. Rowe Price International
   Stock Fund                    Common Stock Fund (142,133 shares)         1,711,598        1,738,284
T. Rowe Price Spectrum
   Income Fund                   Bond Fund (107,993 shares)                 1,139,836        1,213,836
T. Rowe Price Equity
   Index Fund                    Common Stock Fund (88,356 shares)          1,260,436        1,520,603
T. Rowe Price Prime
   Reserve Fund                  Money Market Fund (897,025 shares)           897,025          897,025
Vanguard Bond
   Index Fund                    Bond Fund (58,835 shares)                    571,314          596,583
Bell Atlantic Common
   Stock                         Common Stock (90,689 shares)               4,443,782        6,064,839
The FINOVA Group Inc.
   Common Stock                  Common Stock (66,421 shares)               2,190,717        3,204,812
The Dial Corp
   Common Stock                  Common Stock (58,534)                      1,146,450        1,734,072
U.S. Bancorp Common
   Stock                         Common Stock (2,416 shares)                   31,654           81,239
Participant Notes Receivable     Participant Loans (rate of interest
                                  6% to 11.5%), maturing in 1996
                                  to 2015                                   1,232,142        1,232,142
                                                                       --------------   --------------
                                                                        $  27,303,588    $  32,024,516
                                                                        =============    =============

                       THE FINOVA GROUP INC. SAVINGS PLAN
- --------------------------------------------------------------------------------

                             SUPPLEMENTAL SCHEDULE
                          YEAR ENDED DECEMBER 31, 1995

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

    Column A              Column B            Column C        Column D       Column G      Column H        Column I
- --------------------------------------------------------------------------------------------------------------------
                                                                                           Current
                                                                                           Value of
                                                                                           Asset on
Identity of Party      Description of         Purchase         Selling        Cost of    Transaction       Net Gain/
   Involved                Asset               Price           Price          Asset          Date           (Loss)
- --------------------------------------------------------------------------------------------------------------------
Series of
 Transactions:

   Vanguard Windsor
      Fund             Common Stock                            318,748        302,542        318,748         16,206
                        Fund
    Vanguard
      Windsor Fund     Common Stock           1,643,828                                    1,643,828
                        Fund
   T. Rowe Price
      Stable Value                                             921,022        921,022        921,022
      Fund             GIC Fund

   T. Rowe Price
     Stable Value
     Fund              GIC Fund                1,499,624                                   1,499,624

  The FINOVA Group
      Inc.
      Common           Common                                   265,315       211,764        265,315         53,551
      Stock             Stock

  The FINOVA
      Group Inc.
      Common           Common                  1,210,853                                   1,210,853
      Stock             Stock

  Bell Atlantic
       Common          Common                                 2,563,428     2,189,845      2,563,428        373,583
       Stock            Stock

  T. Rowe Price
     International     Common Stock
     Stock Fund         Fund                                    354,368       362,411        354,368        (8,043)

  T. Rowe Price
     International     Common Stock
     Stock Fund         Fund                     881,906                                     881,906



                       THE FINOVA GROUP INC. SAVINGS PLAN
- -------------------------------------------------------------------------------

                             SUPPLEMENTAL SCHEDULE
                          YEAR ENDED DECEMBER 31, 1995

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (CONTINUED)

Column A                Column B            Column C       Column D     Column G       Column H       Column I
- --------------------------------------------------------------------------------------------------------------
                                                                                        Current
                                                                                       Value of
                                                                                       Asset on
Identity of Party      Description of       Purchase       Selling       Cost of      Transaction     Net Gain/
   Involved                Asset            Price          Price         Asset          Date          (Loss)
- --------------------------------------------------------------------------------------------------------------
Series of  Transactions (continued):

  T. Rowe Price
     Growth  &         Common Stock
     Income Fund        Fund                              387,916       356,412        387,916         31,504
  T. Rowe Price
     Growth  &         Common Stock
     Income Fund        Fund             1,233,871                                   1,233,871
  T. Rowe Price New
     America Growth    Common Stock
     Fund               Fund                              460,507       404,534        460,507         55,973
  T. Rowe Price New
     America Growth    Common Stock
     Fund               Fund             1,381,078                                   1,381,078

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      THE FINOVA GROUP INC. SAVINGS PLAN

Dated:  June 26, 1996    Signature:  /s/   William C. Roche
                                    ----------------------------------------
                                    William C. Roche
                                    Senior Vice President - Human Resources





Dated:  June 26, 1996    Signature:  /s/   Bruno A. Marszowski
                                    ------------------------------------------
                                    Bruno A. Marszowski
                                    Senior Vice President - Controller and
                                    Chief Financial Officer

                       THE FINOVA GROUP INC. SAVINGS PLAN
                         COMMISSION FILE NUMBER 33-46530

                                  EXHIBIT INDEX




              No.                            Title
            ------              -----------------------------
             (23)               Independent Auditors' Consent